SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
Res-Care, Inc.
(Name of Subject Company (Issuer))
Onex Rescare Acquisition, LLC
(Name of Filing Persons (Offeror))
Common Stock, no par value
(Title of Class of Securities)
760943100
(CUSIP Number of Class of Securities)
Joel I Greenberg, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation	Transaction Valuation
Not Applicable	Not Applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Onex Rescare Acquisition, LLC (“Purchaser”), a wholly owned subsidiary of Onex Partners Manager LP (“Parent”), for all of the issued and outstanding common stock, no par value, of Res-Care, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Share Exchange, dated September 6, 2010, by and among Purchaser and the Company.
     The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated September 7, 2010